February 24, 2025

Steven F. Nicola
Chief Financial Officer
Matthews International Corp
Two Northshore Center
Pittsburgh, PA 15212-5851

       Re: Matthews International Corp
           Form 10-K for the Fiscal Year Ended September 30, 2024
           Form 8-K furnished February 7, 2025
           File No. 000-09115
Dear Steven F. Nicola:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

1. We note your presentation at the beginning of your Results of Operations section of
       MD&A which includes disclosure of revenue and adjusted EBITDA by segment. We also note that this disclosure includes a consolidated Adjusted EBITDA measure, which is considered a non-GAAP financial measure when presented within MD&A.
       Please revise your disclosure to ensure that you present the most directly comparable
       GAAP measure, which would be net income, prior to the presentation of consolidated
       Adjusted EBITDA, a non-GAAP financial measure. See Item 10(e)(1)(i)(A)
of
       Regulation S-K and Question 102.10(a) of the SEC   s Compliance and
Disclosure
       Interpretations on Non-GAAP Financial Measures.
 February 24, 2025
Page 2

Comparison of Fiscal 2024 and Fiscal 2023, page 25

2. We note that your discussion of the changes in revenue and gross profit includes many factors that contributed to the change, but does not quantify or put in context the relative contribution of each factor. For example, you state that the decrease in gross profit in fiscal 2024 reflected the impact of lower sales, lower margins on engineered products and cremation equipment, and higher material and labor costs. These decreases were partially offset by improved margins on warehouse automation solutions, product identification sales, and cylinder (packaging) products, and benefits from the realization of productivity improvements and other cost-reduction initiatives. However, without quantification, it is hard for the reader to understand the relative contribution of each of those factors. Please revise future filings to include quantification of any factors that materially contribute to a change in each significant income statement line item.
Audited Financial Statements
Consolidated Statements of Income (Loss), page 44

3. We note from your disclosure on page 53 that Revenue from products or services provided to customers over time accounted for approximately 18 %, 15 %, and 12 %
       of revenue for the years ended September 30, 2024, 2023, and 2022, respectively. In light of this recent increase in revenue recognized over time, please tell us the percentage of revenue generated from services versus products. If the amount is over
       10%, please revise future filings to separately disclose revenue related to products and services on the face of the income statement. See Rule 5-03(b)(1) of Regulation S-X.
Notes to the Audited Financial Statements
General, page 48

4. We note from your disclosures in MD&A and in the reconciliation of Adjusted
       EBITDA in Note 21, that it appears that in 2024 you incurred $45.7 million for exit and disposal activities. However, the notes to the financial statements do not appear to include any disclosures related to this restructuring or exit or disposal cost obligations. Please revise future filings to include the disclosures required by ASC
       420-10-50-1.
Note 19. Commitments and Contingent Liabilities, page 71

5. We note your disclosure on page 71 of the current litigation with Tesla. As this appears to be an unrecognized loss contingency under the guidance in ASC 450, please revise future filings to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See guidance in ASC 450-10-
       50-4.
Note 21. Segment Information, page 72

6. We note your disclosure that the Memorialization segment consists primarily of bronze and granite memorials and other memorialization products, caskets, cremation related products, and cremation and incineration equipment primarily for the cemetery and funeral home industries. The Industrial Technologies segment includes the design,
 February 24, 2025
Page 3

       manufacturing, service and sales of high-tech custom energy storage solutions;
       product identification and warehouse automation technologies and solutions, including order fulfillment systems for identifying, tracking, picking and conveying consumer and industrial products; and coating and converting lines for the packaging, pharma, foil, d cor and tissue industries. The SGK Brand Solutions segment consists of brand management, pre-media services, printing plates and cylinders, imaging services, digital asset management, merchandising display systems, and marketing and design services primarily for the consumer goods and retail industries. Please tell us your consideration for disclosing revenues from external customers for each product and service or each group of similar products and services. See guidance in
       ASC 280-10-50-40.
Form 8-K furnished on February 7, 2025
Exhibit 99.1 Earnings Release, page 8

7. We note your disclosure on page 8 of the reconciliation of Adjusted EBITDA to net income. We also note that the bottom of the reconciliation includes disclosure of
       Adjusted EBITDA margin without the most comparable GAAP measure, which would be net income margin. Please revise future filings accordingly.
Refer to Item
       10(e)(1)(i)(A) of Regulation S-K and Question 102. 10(a) of the SEC
Staff   s
       Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing